

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Peter Anthony Chiodo
Chief Executive Officer
Soul and Vibe Interactive Inc.
1660 South Hwy 100, Suite 500
St. Louis Park, MN 55416

>   **Re: Soul and Vibe Interactive Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 8, 2015**
>   **File No. 333-202102**

Dear Mr. Chiodo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 11, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In accordance with prior comment 1, please update your financial statements to comply with Rule 8-08 of Regulation S-X and continue to do so through the time of effectiveness.

Prospectus Cover Page

2.   Regarding your response to prior comment 4, please include clear disclosure highlighting that you do not currently have access to the entire draw down amount. Also, update the fifth and sixth paragraphs on page 2 to disclose the number of shares that you must issue to draw down the entire $2,000,000 as of the latest practicable date. Similarly update the third and last risk factors on page 11.

Common Stock Purchase Agreement with Beaufort, page 2

3. We note the added language in the second paragraph on page 3 in response to prior comment 13. You state in your response to our comment that an exercise of the MAE clause would not terminate your equity line agreement. Be advised that when an investor is excused from a purchase obligation because an MAE has occurred, the equity line financing agreement must terminate. Please consider amending the termination provision of your agreement to expressly provide that in the event an MAE excuses the investor's purchase obligation, the agreement will terminate. If you amend the agreement in this manner, please file the amended agreement as an exhibit and expand the discussion of the termination provisions of the agreement in the prospectus accordingly.

Risk Factors

There may not be a sufficient price…, page 11

4. Refer to prior comment 8. You disclose in this risk factor the available funds based on a drawdown of 2,982,075 shares. Based on the 60,858,664 shares of common currently outstanding, the 4.99% limitation in the Purchase Agreement results in 3,036,847 shares that Beaufort can draw down. Please revise to clarify or advise.

Shares Eligible for Future Resale

Rule 144, page 17

5. Please revise to disclose that Beaufort may not rely on Rule 144 to sell its shares. Refer to prior comment 9. Similarly revise the disclosure in the first paragraph on page 17.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP